U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

March 12, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:    Delaying Amendment For Trust for Professional Managers (the “Trust”)
Registration Statement on Form N-1A
File No: 333-237042

Dear Sir or Madam:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 relating to the proposed reorganization of the Lazard US Realty Equity Portfolio, a series of The Lazard Funds, Inc., into the Terra Firma US Concentrated Realty Equity Fund, a series of the Trust. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 10, 2020 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Cincinnati and the State of Ohio, on the 12th day of March, 2020.

If you have any additional questions or require further information, please contact Jay Fitton at (513) 629-8104.
Sincerely,
/s/ John P. Buckel
John P. Buckel
President and Principal Executive Officer